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                                                                    EXHIBIT 99.6


                              [BALDWIN LETTERHEAD]

                              BALDWIN NEWS RELEASE

CONTACTS: Perry Schwartz                                Wes Truesdell
          Baldwin Piano                                 The Dilenschneider Group
          (513) 576-4518                                (212) 922-0900

                        BALDWIN DIRECTORS WIN RE-ELECTION
                             BY OVERWHELMING MARGIN

              FINAL VOTE TALLY REVEALS MAGNITUDE OF BOLERO'S DEFEAT

     LOVELAND, OH, June 19, 1997 -- Baldwin Piano and Organ Company (NASDAQ:BPAO) said today that it has received the final Inspectors of Election Report from CT Corporation System on the results of last week's shareholder vote. The report confirmed preliminary indications that the company's five directors had been re-elected by an overwhelming margin, receiving approximately 74 percent of the 3.2 million shares represented at Baldwin's June 12 shareholder meeting. Approximately 490,000 shares, or 15 percent of the shares represented at the meeting, did not vote for directors.

     Discounting the approximately 279,000 shares beneficially owned or controlled by challenger Bolero Investments Group, L.P. and its sole general partner, Kenneth W. Pavia, Sr., Bolero's director slate only garnered votes from approximately 62,000 shares that it did not already control.

     "We view this overwhelming margin of victory as a clear mandate to continue executing our strategic growth plan for Baldwin," said Karen L. Hendricks, Baldwin chairman and CEO.

     Re-elected to the Baldwin board along with Ms. Hendricks were George E. Castrucci, William B. Connell, Joseph H. Head, Jr., and Roger L. Howe.


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     In her remarks to shareholders last week, Ms. Hendricks spoke enthusiastically of the various programs Baldwin has initiated to improve manufacturing efficiency and asset utilization, and ultimately the company's financial performance. She also cited positive dealer and marketplace reaction to two new products -- Baldwin's digital Pianovelle and its proprietary acoustic piano autoplayer, the Baldwin ConcertMaster -- as among her key reasons for renewed optimism.

     Baldwin Piano and Organ Company has manufactured and marketed keyboard musical products for 135 years and has been providing consumer financing for its investments for nearly a century. The market leader in acoustic pianos in the United States, Baldwin also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

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